Exhibit 99.3

AUTOHOME INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: ATHM)

Form of Proxy for Annual General Meeting

to be held on December 1, 2017

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of Autohome Inc., a Cayman Islands exempted company limited by Shares (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.01 per share (the “Shares”), to be exercised at the annual general meeting of the Company (the “AGM”) to be held at 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China on December 1, 2017 at 10:00 a.m. (local time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Shares at the close of business on November 10, 2017 (Eastern Time) (the “Record Date”) are entitled to notice of and to vote at the AGM. Each Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. The quorum of the AGM is at least two or more shareholders entitled to vote and be present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing greater than fifty percent (50%) of the voting rights represented by the issued and outstanding Shares throughout the meeting. This Form of Proxy and the accompanying Notice of Annual General Meeting are first being sent to the shareholders of the Company on or about November 14, 2017.

The Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at the 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at the 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China as soon as possible and in any event no later than November 28, 2017.

AUTOHOME INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: ATHM)

Form of Proxy for Annual General Meeting

to be held on December 1, 2017

(or any adjourned or postponed meeting thereof)

I/We                                                                                                                                                                                              of

                                                                                                                                                                                                         ,

being the registered holder of                          Class A ordinary shares1 , par value US$0.01 per share, of Autohome Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting2 or                                                               of                                                                                             as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China on December 1, 2017 at 10:00 am (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

No.	RESOLUTIONS	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.	Ms. Han Qiu be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

2.	Mr. Zheng Liu be appointed as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

Dated , 2017	Signature(s) [4]

[1]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
[3]	IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.
[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.